Sixty-One Wilton Road
Second Floor
Westport, CT 06880
(203) 221-1703 Phone
(203) 221- 8253 Fax
August 17, 2010
VIA FACSIMILE (703-813-6986) and EDGAR
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Compass Diversified Holdings
Form 10-K for the fiscal year ended December 31, 2009 and
Form 10-Q for the period ended March 31, 2010
Filed March 9, 2010 and May 10, 2010, respectively
File No. 000-51937
Dear Mr. Spirgel:
On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated August 3, 2010. For your convenience, we have set forth each of the Staff’s comments in bold, italic typeface followed by our responses. References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. References to “our manager” and “CGM” refer to Compass Group Management LLC. All responses are those of the Trust and the Company only.
Terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”).
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 94

Supplemental Put Agreement
1.	Clarify in your critical accounting policy disclosure if you make use of the same assumptions and methodology when estimating the fair value of the supplemental put as are used when estimating the fair value of your reporting units. If not, explain why and detail the differences and how they impacted your estimates of the fair value of the supplemental put.

The assumptions and methodology utilized for estimating the fair value of our reporting units for the purpose of goodwill impairment testing are similar in regard to the estimated selling price ascribed to our reporting units used in calculating the fair value of the supplemental put. In both cases an income approach and a market approach are employed in estimating the fair value and estimated selling price of our reporting units. The following describes the methodologies used in each case together with their similarities and differences.

Goodwill impairment testing

Two methodologies are utilized when estimating the fair value of our reporting units for the purpose of the annual or interim goodwill impairment test; (i) the income approach and, (ii) the market approach. We weigh the results from the two methodologies based on our opinion of the relative strength of each and arrive at a blended indication of fair value for each of our reporting units. We then compare the fair value to the carrying value of each reporting unit.

The methodology employed in the income approach is the discounted cash flow method, which focuses on the expected cash flow of the particular reporting unit. We determine cash flow available for distribution over the next five years together with a terminal value at the end of those five years and then discount the sum of those values to present value using an appropriate discount rate.

The methodology employed in the market approach focuses on comparing the particular reporting unit to reasonably similar publicly traded companies deriving valuation multiples from the operating data of the selected guideline company. We then adjust the multiples based on the relative strengths and weaknesses of the selected company compared to our reporting unit and apply the resulting data to arrive at an indication of fair value of the reporting unit. We also consider prices paid for recent transactions involving companies similar to a particular reporting unit.

Supplemental put liability

The fair value of the supplemental put is determined using a model that multiplies the trailing twelve-month earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each reporting unit by an estimated enterprise value multiple to determine an estimated selling price of that reporting unit. We then deduct estimated selling and disposal costs in arriving at a net estimated selling price that is then input into an iterative supplemental put calculation which takes into account, among other things, contractually defined cumulative contribution based profit in order to arrive at the estimated manager’s profit allocation accrual required, reflected on the balance sheet as the supplemental put liability.

We review the model quarterly and make updates to EBITDA and cumulative contribution based profit. When appropriate we may change the estimated enterprise value multiple if the market for the particular reporting unit has changed. We review the model and assumptions with our manager each quarter. Since some of our manager’s functions are to (i) identify, evaluate, manage, perform due diligence on, negotiate and oversee the acquisitions of target businesses by us and (ii) evaluate, manage, negotiate and oversee the disposition of all or any part of our property, assets or investments, including dispositions of all or any part of our reporting units, we feel that our manager is particularly skilled at reviewing and commenting on this data. Annually, we prepare a detailed analysis of the estimated enterprise value multiple for each of our reporting units, which is a one of the primary drivers used to calculate the estimated selling price.

In addition, annually, we engage an independent investment banking firm to review the estimated enterprise value multiple for reasonableness taking into account comparable company data, comparable transactions and discounted cash flow analyses (“DCF”).

The methodology and results employed in the market approach for goodwill impairment testing for each of our reporting units is most similar to the methodology and results reflected in calculating the estimated selling price of each of our reporting units for the purpose of estimating the fair value of the supplemental put.

We typically assign a higher weighting to the market approach as opposed to the DCF in calculating the estimated selling price of the reporting units for the purpose of estimating the fair value of the supplemental put than we do for estimating the fair value of our reporting units for the purpose of goodwill impairment testing, which accounts for the major differences in value. The higher weighting is based on the premise that because the manager can unilaterally resign, the Company will be required to remit the profit allocation (supplemental put value) as of a specific point in time. This one-sided put on behalf of the manager is the principle reason that we are required to reflect this liability on our balance sheet.

In future annual filings we will outline and highlight the different methodologies utilized (as described above), in order to calculate the estimated liability associated with the supplemental put and the estimated fair value of our reporting units for the purpose of testing goodwill for impairment as part of our critical accounting estimates.

Goodwill and Intangible Assets

2.	We note that goodwill represents approximately 35% of your total assets as of December 31, 2009. In light of the significance of your goodwill balance, you should provide robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

The following language is reflected in the last two paragraphs in our Form 10-K, Item 7, Liquidity and Capital Resources:

“At March 31, 2009, our last annual impairment test date, the fair value of two of our reporting units, not including Staffmark, exceeded the carrying value of the reporting unit by less than ten percent. The goodwill allocated to each of these reporting units at December 31, 2009 is as follows:

Reporting Unit	Goodwill allocated
American Furniture	$41.4 million
Halo	$39.1 million
We perform our annual impairment test on March 31 of each fiscal year. Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions change from those expected, it is reasonably possible that the judgments and estimates described above could change in future periods. Due to the minimal amount that these reporting units’ fair value exceeded their carrying value at March 31, 2009 it is possible that on March 31, 2010, our next annual impairment test date, if conditions change adversely from what we currently expect we could experience a goodwill impairment charge.”

In future annual filings, in which the fair value of any of our reporting units exceeds its carrying value by less than ten percent we will include as part of our Critical Accounting Estimates, the disclosure noted above together with the more robust disclosure included in the second paragraph of Note I — Goodwill and Other Intangible Assets, page F-21 in the Financial Statements as follows:

“The Company determined fair values for [reporting units name] using both the income and market approach. For purposes of the income approach, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company used its internal forecasts to estimate future cash flows and included an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each business. Discount rates were derived by applying market derived inputs and analyzing published rates for industries comparable to the Company’s reporting units. The Company used discount rates that are commensurate with the risks and uncertainty inherent in the financial markets generally and in the internally developed forecasts. Discount rates used in these reporting unit valuations ranged from approximately 15% to 16%. Valuations using the market approach reflect prices and other relevant observable information generated by market transactions involving businesses comparable to the Company’s reporting units. The Company assesses the valuation methodology under the market approach based upon the relevance and availability of data at the time of performing the valuation and weighs the methodologies appropriately.

In future annual filings in which the fair value of each of our operating segments substantially exceeds its carrying value, we will make the following affirmative statement:

“As of December 31, [20xx], the fair value of each of our reporting units substantially exceeded their respective carrying values.”

In future quarterly filings, we will make an affirmative statement as to whether there have been any indicators of impairment identified during the reporting period and assess the related impact. If no indicators of impairment have been identified during a period, we will state the following:

“No indicators of impairment have been identified during the [x] month period ended [reporting date].”

In future reporting periods, should the fair value of our operating segments decline significantly so that fair values are not substantially in excess of their carrying values, we will provide the disclosures requested above.

3.	It appears the CGM management service fee should be allocated to your reporting units based upon the assets of these units when testing goodwill for impairment. Please revise your policy, if necessary, or advise us. Also if applicable, explain to us in quantified detail how an allocation of the management fee based upon total reporting unit assets would have affected your identification and measurement of goodwill impairment in 2009.

The management services agreement, a copy of which is attached to the Annual Report as Exhibit 10.11, is an agreement between the Company and CGM. The services performed are on behalf of the Company and are in lieu of having a staff of employees at the Company to perform these services. The management services agreement permits CGM to enter into offsetting management services agreements with each of our reporting units. The fees are negotiated with each reporting unit and are based upon the perceived value of the services to be provided by CGM. The offsetting management service fees paid by each reporting unit offset, on a dollar for dollar basis, the management service fee due to CGM from the Company. Although the amount of the CGM management service fee is a function of the consolidated net assets of the Company, which is largely the product of the individual net assets of the reporting units, the beneficiary of the overall services of CGM is the Company and not the reporting units. The reporting units benefit solely in the amount of the contractually defined offsetting management fees. All of our reporting units have complete management teams in place. The management service fee charged to the Company by CGM (net of offsetting management fees) encompasses services provided to the Company at the corporate level (not the reporting unit or subsidiary level), including strategic oversight of our existing reporting units, M&A activity, business affairs, investment banking, investor relations, public relations, marketing, etc. The cost structure of each reporting unit was determined to approximate what a market participant in the principal market would assume. Further, the discounted cash flow analysis prepared as part of the goodwill impairment test is based on EBITDA data which is exclusive of the CGM management service fees. As such, allocating management service fees based on a reporting unit’s net assets would have had no impact on the measurement of goodwill impairment in 2009.

4.	Disclose how you treat the Allocation interest in your calculations of the fair value of your reporting units and advise us.

The allocation interest is not included as a component when estimating the fair value of the reporting unit. The estimated fair value of the allocation interest is reflected as a liability (supplemental put) of the Company and represents that portion of the increase in value of the reporting unit from the acquisition date to the reporting date. This is essentially a future transaction cost in that these charges are not an attribute of an asset or liability of the reporting unit; rather, they are specific to the hypothetical transaction and can differ materially depending on how the reporting unit transacts.

Financial Statements

Note E — Operating Segment Data, page F-17 Note R. — Related Party Transaction, page F-32

5.	We note the CGM management service fee is calculated as a percentage of your total net assets. With a view towards expanded disclosure, explain to us why you have allocated most of this fee to Corporate, rather than your operating segments. In this regard, we note in Note E that most of your assets reside in your operating segments. You should also expand your segment footnote disclosure to describe your method of allocation.

The management services agreement is an agreement between the Company and CGM. This agreement permits CGM to enter into offsetting management services agreements with our reporting units (segments). An allocation process does not exist that allocates the entire amount of the fee out to the individual reporting units, nor do we believe that doing so would be appropriate, as further explained in our response to comment #3 above. In future annual filings we will add the following disclosure to our Related Party Transaction footnote:

“Pursuant to the Management Services Agreement, CGM is entitled to enter into off-setting management service agreements with each of our operating segments. The amount of the fee is negotiated between CGM and the operating management of each segment and is based upon the value of the services to be provided. The fees paid directly to CGM by the segments offset on a dollar for dollar basis the amount due CGM by the Company under the Management Services Agreement.”

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our responses to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact James J. Bottiglieri at (203) 221-1703.

Sincerely,
/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

c.c.	K. Terry — Compass S. Mahon —Squire, Sanders & Dempsey L.L.P. M. Ropes — Grant Thornton LLP